NORTH AMERICA EDUCATION HOLDINGS INC.
8788 McKim Way
Suite 2130
Richmond, British Columbia V6X 4E2

May 19, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	North America Education Holdings Inc.
Form SB-2 Registration Statement Registration No. 333-121736

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, North America Education Holdings Inc. (the "Company") hereby requests that its Form SB-2 Registration Statement filed with the SEC on December 29, 2004, and all amendments thereto, be withdrawn.

The Form SB-2 Registration Statement is being withdrawn because the Company does not believe it can successfully complete a public offering at this time.

The Company confirms that no securities have been offered, sold or issued by it in connection with its proposed public offering.

Yours truly,

North America Education Holdings Inc.

BY: ANITA TONG
Anita Tong, President

AT:jl

cc: Conrad C. Lysiak